EXHIBIT 99.4

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

December 7, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals to Re-Price and Extend Existing Warrants

Vancouver, BC – December 7, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces that, subject to receipt of all necessary regulatory approvals and the consent of all of the holders of common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the "Warrants”), it will amend the exercise price of the Warrants to $0.10, which is the minimum price permitted under the policies of the TSX Venture Exchange, ("Exchange") and will extend the exercise period of the Warrants for a further [12] months from the original expiry date, provided that such exercise period will be reduced to 30 days in the event that for any ten consecutive trading days during the unexpired period the closing price of the Company’s shares on the Exchange exceeds the amended exercise price by the applicable private placement discount under the policies of the Exchange.

Pursuant to Exchange policies, if insiders hold in aggregate more than 10 percent of the outstanding Warrants, only 10 percent of the total number of Warrants held by insiders will be re-priced and the re-priced Warrants will be allocated pro rata among the insiders holding Warrants. Warrants issued to brokers, agents or finders in connection with the December 2010 private placement will not be amended.

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622   Fax: (604) 687-4212   Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the proposed re-pricing and extension of the warrants, which are based on the assumption that regulatory and warrant holder approval will be obtained prior to the expiry date of the warrants.  There is no assurance that such approvals will be obtained in a timely manner, or at all.  If the necessary approvals are not obtained the warrants may expire, unexercised.